Writer's Direct Number	Writer's E-mail Address
212.756.2280                                        marc.weingarten@srz.com

            July 20, 2012

VIA EDGAR and FEDERAL EXPRESS

David L. Orlic Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington, D.C. 20549

Re:	BMC Software, Inc. (“BMC”) Soliciting Material On Schedule 14A Filed on May 31, 2012 by Elliott Associates, L.P. et al. File No. 001-16393

Dear Mr. Orlic:

On behalf of Elliott Associates, L.P. and its affiliates (“Elliott”), Paul E. Singer, Carl James Schaper, Thomas E. Hogan, John M. Dillon and Andreas W. Mattes (each, a “Filing Person” and collectively, with Elliott, the “Filing Persons”), we are responding to your letter dated July 2, 2012 (the “Staff Comment Letter”). We have reviewed the comments of the SEC staff (the “Staff”) and respond below.  For your convenience, the comments are restated below in italics, with our responses following.

The Filing Persons respectfully note for the Staff that Elliott and BMC have entered into an agreement to settle the proxy contest pertaining to the election of directors to BMC’s board of directors (the “Settlement Agreement”), as disclosed by BMC in its filing on Form 8-K dated July 2, 2012.  Pursuant to the terms of the Settlement Agreement, Elliott has withdrawn its notice of nomination of all of its director candidates to the BMC board of directors and has agreed to vote its shares in favor of each of the BMC nominees at the company’s 2012 annual meeting.

II. Drivers of BMC’s Underperformance

Management Has Failed to Execute, page 11

David L. Orlic
July 20, 2012

1.
You indicate in your response to prior comment 7 that the revenue growth presented in the table on page 14 is an indication of the revenue that BMC could have achieved with respect to the SaaS product group, which is only a part of BMC’s Enterprise Service Management segment.  Your table, however, does not clarify that the revenue trajectory for BMC’s SaaS product group, even if similar to ServiceNow’s revenue trajectory, may not represent the growth rate in BMC’s total revenues.  Please advise or revise in accordance with our prior comment.

The Filing Persons respectfully believe, based on discussions between the Filing Persons’ legal counsel and the Staff, that the above comment is rendered moot by the terms of the Settlement Agreement.

Failure to Fully Optimize Operations, page 18

2.
Refer to prior comment 9.  We note that by contrasting BMC’s ESM margins to CA’s total margin of 34% rather than the comparable ES margins of 8%, your juxtaposition benefits from the higher margins in the Mainframe Solutions and Services segments of CA’s business.  It is unclear how those other segments are relevant to BMC’s ESM segment and in that regard your presentation does not appear meaningful or balanced.  We therefore reissue our comment.

The Filing Persons respectfully believe, based on discussions between the Filing Persons’ legal counsel and the Staff, that the above comment is rendered moot by the terms of the Settlement Agreement.

III. Elliott’s Proposal to Unlock BMC’s Strategic Value

Opportunity to Improve BMC’s Governance, page 24

3.
The other filings that you mention in your response to prior comment 11 that are in connection with BMC’s annual meeting do not appear to revise your statement regarding the dates that Mr. Dillon held the CEO position at Hyperion.  Please tell us how you determined that this document presents investors with accurate information so that a revision is unnecessary.

In response to your comment, the Filing Persons respectfully direct the Staff to page 32 of the presentation filed by the Filing Persons as soliciting material pursuant to Rule 14a-12 on June 20, 2012, which revises the statement made in the soliciting material filed pursuant to Rule 14a-12 on May 31, 2012, and clarifies that Mr. Dillon was “CEO and Director of Hyperion Solutions (1997 - 1999).”  The Filing Persons respectfully refer the Staff to the disclosure regarding Mr. Dillon’s employment contained in (a) Item 10 of the annual report filed on June 10, 1998 on Form 10-K by Hyperion (then named Arbor Software Corporation) and (b) the press release attached as Exhibit 99.1 to the Form 8-K filed by Hyperion on May 17, 1999.

* * *

David L. Orlic
July 20, 2012

In closing, attached to this response letter, please find a signed statement by the Filing Persons with the representations contained in the Staff Comment Letter.  The Filing Persons acknowledge that the Division of Enforcement has access to all information the Filing Persons provide to the staff of the Division of Corporation Finance in its review of the Filings Persons filings or in response to comments on filings.  Please direct additional comments to me at (212) 756-2280 or David Rosewater at (212) 756-2208.

              Very truly yours,

          /s/ Marc Weingarten
           Marc Weingarten

Each of the undersigned (each a “participant”) hereby acknowledges that (i) the participant and/or filing person is responsible for the adequacy and accuracy of the disclosure in the filings on Schedule 14A; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the participant and/or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: July 20, 2012
ELLIOTT ASSOCIATES, L.P. By: Elliott Capital Advisors, L.P. as General Partner By: Braxton Associates, Inc. as General Partner By: /s/ Elliot Greenberg Name: Elliot Greenberg Title: Vice President	ELLIOTT INTERNATIONAL, L.P. By: Elliott International Capital Advisors, Inc., as Attorney-in-Fact By: /s/ Elliot Greenberg Name: Elliot Greenberg Title: Vice President

ELLIOTT CAPITAL ADVISORS, L.P. By: Braxton Associates, Inc. as General Partner By: /s/ Elliot Greenberg Name: Elliot Greenberg Title: Vice President	ELLIOTT SPECIAL GP, LLC By: /s/ Elliot Greenberg Name: Elliot Greenberg Title: Vice President

BRAXTON ASSOCIATES INC. By: /s/ Elliot Greenberg Name: Elliot Greenberg Title: Vice President	ELLIOTT ASSET MANAGEMENT LLC By: /s/ Elliot Greenberg Name: Elliot Greenberg Title: Vice President

THE LIVERPOOL LIMITED PARTNERSHIP By: Liverpool Associates, Ltd., as General Partner By: /s/ Elliot Greenberg Name: Elliot Greenberg Title: Vice President	ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC. By: /s/ Elliot Greenberg Name: Elliot Greenberg Title: Vice President

LIVERPOOL ASSOCIATES LTD. By: /s/ Elliot Greenberg Name: Elliot Greenberg Title: Vice President	HAMBLEDON, INC. By: /s/ Elliot Greenberg Name: Elliot Greenberg Title: Vice President

ELLIOTT MANAGEMENT CORPORATION By: /s/ Elliot Greenberg Name: Elliot Greenberg Title: Vice President	/s/ Paul E. Singer Paul E. Singer

/s/ Carl James Schaper Carl James Schaper	/s/ Thomas E. Hogan Thomas E. Hogan

/s/ John M. Dillon John M. Dillon	/s/ Andreas W. Mattes Andreas W. Mattes